Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related prospectus of Peoples Bancorp Inc. for the registration of common shares, preferred shares, depositary shares, senior debt securities, subordinated debt securities, warrants, and units and to the incorporation by reference therein of our reports dated February 27, 2018, with respect to the consolidated financial statements of Peoples Bancorp Inc. and Subsidiaries and the effectiveness of internal control over financial reporting of Peoples Bancorp Inc. and Subsidiaries, included in Peoples Bancorp Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Charleston, West Virginia
July 26, 2018